787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Keith Gregory, Esq.

Re:	VALIC Company I (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 78 to Registration
Statement on Form N-1A
Securities Act File No. 002-83631
Investment Company Act File No. 811-03738

Dear Mr. Gregory:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on February 20, 2018 regarding Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 77 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for International Growth Fund (the “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement has been filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

GENERAL COMMENTS

Comment 1:	Please complete or update all information that is currently in brackets or missing in the Amendment.

Response 1:	The Registrant has completed or updated all information in the Amendment that was missing or in brackets.

NEW YORK        WASHINGTON        HOUSTON        PARIS         LONDON        MILAN        ROME         FRANKFURT        BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment 2:	Please note that comments given in one section of the Amendment apply to similar disclosure found elsewhere in the Amendment.

Response 2:	The Registrant confirms that comments to the Amendment have been addressed consistently throughout the Registration Statement.

PROSPECTUS

Comment 3:	In footnote 1 in the subsection entitled “Fund Summary: International Growth Fund – Fees and Expenses of the Fund,” please disclose any exclusions from the fee waiver agreement.

Response 3:	The Advisory Fee Waiver Agreement between VALIC and the Registrant, on behalf of the Fund, does not contain any exclusions.

Comment 4:	The Staff notes that the SAI contains disclosure that indicates that VALIC is currently recouping fees waived and expenses reimbursed from the Fund. Please include disclosure in footnote 1 in the subsection entitled “Fund Summary: International Growth Fund – Fees and Expenses of the Fund” that describes the recoupment arrangement.

Response 4:	The Registrant respectfully declines to make the requested change, as VALIC is not entitled to recoup fees waived and/or expenses reimbursed with respect to the Fund under the expense limitation agreement. The Registrant has revised the SAI disclosure accordingly.

Comment 5:	In the subsection entitled “Fund Summary: International Growth Fund – Fees and Expenses of the Fund,” please confirm that the amounts recouped by VALIC from the Fund are included in the line item entitled “Other Expenses” or, in the alternative, please include a line item under “Other Expenses” that reflects the amounts recouped.

Response 5:	See Response 4 above.

Comment 6:	In footnote 1 in the subsection entitled “Fund Summary: International Growth Fund – Fees and Expenses of the Fund” or in Item 10, please indicate that VALIC may recoup fees waived and/or expenses reimbursed for a period not to exceed 3 years from the date the reimbursement took place and will be limited to (i) the lesser of the expense cap in effect at the time of the waiver and/or reimbursement, as applicable, and (ii) the expense cap in effect at the time of the recoupment.

Response 6:	See Response 4 above.

Comment 7:	In the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” please disclose the market capitalization dollar ranges of the securities included in the index and the index’s most recent date of reconstitution. Please also provide risk factors relevant to the market capitalization ranges of the securities.

Response 7:	The requested changes have been made.

Comment 8:	The second sentence of the second paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund” states in relevant part: “the subadviser seeks high-quality established companies that the subadviser believes are undervalued at the time of purchase” (emphasis added). The Fund’s name contemplates that it is pursuing a growth style investment strategy. Please address the inconsistency between the Fund’s name and its strategy of investing in undervalued companies.

Response 8:	The Registrant submits that the Fund intends to invest in undervalued growth stocks, and therefore, it does not believe that the above-referenced disclosure is inconsistent with the Fund’s name. In addition, the Registrant notes that the above-referenced subsection discloses that the strategy used by the subadviser is “to invest in companies that it believes will increase in value over time” and that “[t]he subadviser typically favors companies it believes have sustainable competitive advantages that can be monetized through growth.” (emphasis added) The Registrant believes that such disclosure is consistent with the term “growth” used in the Fund’s name.

Comment 9:	In the second sentence of the second paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” please clarify what is meant by the following phrases: “high-quality established companies” and “undervalued at the time of purchase.” Please also clarify when the subadviser might sell a security (i.e., parameters).

Response 9:	The Registrant respectfully declines to revise the above-referenced phrases as it believes that the disclosure is written in plain English and contains commonly used and well-understood investment terms. With respect to the selling of portfolio securities, the Registrant has revised the last sentence of the second paragraph as follows (additions bolded and underlined): “The subadviser generally considers selling a portfolio holding when it determines that the holding no longer satisfies its investment criteria because the quality of the company’s business deteriorates or the price relative to the company’s intrinsic value is no longer attractive.”

Comment 10:	In the last sentence of the second paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” the phrase “the holding no longer satisfies its investment criteria” is vague. Please clarify. Also, please clarify the discussion of sustainability with respect to disruptive change and the ESG factors in the fourth sentence of this paragraph. For example, what ESG factors does the subadviser consider? What characteristics of a company may insulate it against disruptions in the market place? Briefly address these comments in this paragraph and also add more disclosure with respect to these comments in Item 9 of the Amendment.

Response 10:	With respect to the portion of the comment related to “the holding no longer satisfies its investment criteria,” please see Response 9 above. With respect to the remainder of the comment, the Registrant believes that the current disclosure is appropriate and reflects an appropriate amount of specificity as it is intended to preserve the flexibility that is necessary in the context of managing the Fund. Accordingly, the Registrant respectfully declines to make the requested changes.

Comment 11:	In the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” please disclose any significant sectors or regions in which the Fund might invest.

Response 11:	The Registrant submits that the Fund does not have a stated investment policy to focus its investments in any particular economic sector or region. Accordingly, it respectfully declines to make the requested change. In addition, the Registrant has revised the disclosure to make “Sector Risk” a non-principal risk.

Comment 12:	In the third paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” please disclose (for clarification purposes) whether the Fund’s investments will include securities of U.S. issuers.

Response 12:	The requested change has been made.

Comment 13:	The first sentence of the third paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund” states the following: “The Fund may invest in foreign securities, which may include emerging market securities.” Please delete the phrase “may invest” and replace it with the word “invests,” as the Fund is an international fund.

Response 13:	The requested change has been made.

Comment 14:	The second sentence of the third paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund” states the following: “Under normal market conditions, the Fund typically invests at least 80% of its assets in the securities of issuers located outside of the United States.” Please revise the first part of the sentence to read “the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes,. . . .” With respect to the phrase “assets in the securities of issuers located outside of the United States,” please explain in the disclosure how being located outside of the United States demonstrates that the Fund’s investments are economically tied to multiple countries throughout the world. Please see footnote 42 of Investment Company Act Release No. 24828 (Jan. 17, 2001). Lastly, supplementally confirm to the Staff that the Fund will not treat a company domiciled, incorporated, organized, headquartered or located or principally traded in the United States as tied economically to countries outside the United States, unless the Fund demonstrates to the Staff that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the countries outside the United States or has at least 50% of its assets in such countries.

Response 14:	The Registrant has revised the disclosure to delete the above-referenced sentence as the Fund’s name is not subject to the 80% investment requirement of Rule 35d-1 under the 1940 Act. Instead, the Registrant has added disclosure stating that “[u]nder normal circumstances, the Fund invests at least 40% of its net assets in the securities of issuers from at least three countries outside of the United States. The Fund considers an issuer to be from a particular country (including the United States) or geographic region if: (i) its principal securities trading market is in that country or geographic region; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue or profits from goods produced, sales made or services performed in that country or geographic region or has at least 50% of its assets in that country or geographic region; or (iii) it is organized under the laws of, or has a principal office in, that country or geographic region.”

Comment 15:	In the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” please disclose the principal securities in which the Fund will invest and all relevant risk factors, including whether they will be denominated in domestic or local securities (e.g., ADR, preferred equity, fixed income).

Response 15:	The Registrant submits that the Fund will principally invest in common stock and depositary receipts. For clarity, the Registrant has deleted the last sentence of the third paragraph and replaced it with the following (additions bolded and underlined; deletions in strikethrough text): “The Fund ~~may~~ primarily invests in equity securities and in depositary receipts of foreign issuers, although it may invest in equity securities of U.S. issuers. The equity securities in which the Fund invests are denominated in both U.S. and non-U.S. currencies and include common stock.”

Comment 16:	The last sentence of the fourth paragraph in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund” states in relevant part: “and such other securities as the Fund and the securities lending agent may agree upon.” It is the Staff’s understanding that currently loans of portfolio securities may be collateralized by only cash, securities issued or guaranteed by the U.S. government or its agencies and standby letters of credit not issued by the Fund’s bank lending agent. Please supplementally inform the Staff of any other types of securities that you believe to be acceptable collateral for securities lending transactions or revise the disclosure. See also the subsection of the Prospectus entitled “Investment Glossary – Investment Terms – Lending Portfolio Securities.” See no-action letters 1975 Solomon Brothers and Lionel D. Edie Fund, SEC No-Action Letter (pub. avail. May 15, 1975) and Adams Express Company, SEC No-Action Letter (pub. avail. Oct. 20, 1979).

Response 16:	The Registrant respectfully declines to revise the above-referenced sentence, as the current language accurately reflects the language found in the Registrant’s securities lending agreement. The Registrant submits, however, that the Fund only uses cash and U.S. Treasuries as collateral to effect securities lending transactions.

Comment 17:	Please confirm that if the Fund sells credit default swaps, it will segregate the full notional value of the swap agreement.

Response 17:	The Registrant confirms that, if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, segregate assets equal to the full notional amount of the swap. However, the Fund reserves the right to modify this approach in the future in the event that industry practice changes.

Comment 18:	The subsection entitled “Fund Summary: International Growth Fund – Principal Risks of Investing in the Fund” contains “Currency Risk.” Please disclose any currency related derivatives that the Fund may invest in.

Response 18:	The Registrant respectfully declines to make the requested change, as the Fund does not intend to invest in derivatives as part of its principal investment strategies.

Comment 19:	The subsection entitled “Fund Summary: International Growth Fund – Principal Risks of Investing in the Fund” contains “Liquidity Risk.” Please specify the Fund’s principal holdings that are subject to this risk.

Response 19:	The Registrant submits that “Liquidity Risk” is a principal risk of the Fund because the Fund will hold a high percentage of foreign securities, and certain holdings may not trade actively. As the Registrant has already identified the use of foreign securities as part of the Fund’s principal investment strategies, the Registrant respectfully declines to revise the disclosure.

Comment 20:	The subsection entitled “Fund Summary: International Growth Fund – Principal Risks of Investing in the Fund” contains “Price Volatility Risk.” Please include a discussion that relates to this risk factor in Item 4. It is unclear to the Staff how the current investment strategy would involve creation of price volatility risk. For example, the strategy section does not include a discussion of options, futures, forwards or swaps or other instruments that would create this type of risk. Please advise or revise.

Response 20:	The Registrant has revised the disclosure to remove “Price Volatility Risk.”

Comment 21:	The subsection entitled “Fund Summary: International Growth Fund – Principal Risks of Investing in the Fund” contains “Sector Risk.” Please disclose specific risks of any sectors in which the Fund will invest. For example, if the Fund is overweight in the financials sector, please add a corresponding risk factor.

Response 21:	See Response 11 above.

Comment 22:	In footnote 1 of the Average Annual Total Returns table in the subsection entitled “Fund Summary: International Growth Fund – Performance Information,” please clarify why the new index is more representative of the Fund’s investment strategy.

Response 22:	The requested change has been made.

Comment 23:	The Staff notes that the Prospectus should include Item 9 disclosure which details information about the Fund’s principal investment strategies and principal investment risks that have been summarized in Item 4. Please include this disclosure. In addition, disclosure in or following Item 9 should clearly distinguish between principal and non-principal investment strategies and risks. Please revise the disclosure, including the introductory caption, as appropriate. As currently written, the disclosure does not comply with the layered disclosure regime contemplated by Form N-1A and as explained in IM Guidance Update June 2014 (No. 2014-08) regarding mutual fund enhanced disclosure.

Response 23:	The Registrant has disclosed all of the principal investment strategies of the Fund in the subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund,” as required by Item 4(a) of Form N-1A. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated.” Accordingly, the Registrant has not repeated the principal investment strategies disclosed in the Fund’s subsection entitled “Fund Summary: International Growth Fund – Principal Investment Strategies of the Fund.” The Registrant also submits that the current disclosure in response to Item 4 with respect to the Fund is presented in a manner consistent with the requirements of Item 4.

To the extent that the Registrant believes that additional disclosure with respect to the risks disclosed in the subsection entitled “Fund Summary: International Growth Fund – Principal Risks of Investing in the Fund,” as required by Item 4(b)(1) of Form N-1A, is necessary or appropriate, the Registrant has provided additional disclosure for such risk factors in the subsection entitled “Investment Glossary – Investment Risks,” in response to Item 9(c) of Form N-1A.

The Registrant has revised the introductory caption for clarity, as appropriate.

Comment 24:	The last sentence of the fifth paragraph in the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” states in relevant part: “other than any rights conferred explicitly by federal or state securities laws that may not be waived.” The Staff’s position is that securities law rights cannot be waived whether explicitly conferred or not. Please delete the word “explicitly” and the phrase “that may not be waived” from the sentence.

Response 24:	The requested changes have been made.

Comment 25:	The second sentence of the eighth paragraph in the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” states the following: “Derivative instruments used by the Fund will be counted toward the Fund’s exposure in the types of securities listed in the Fund Summary to the extent that they have economic characteristics similar to such securities.” Since it appears that the Fund will be using derivatives in place of principal Fund investments, please disclose what types of derivatives the Fund will invest in and how they will be used in a tailored risk factor.

Response 25:	The Registrant submits that the Fund will invest in derivatives, specifically options, on a non-principal basis. The Registrant has revised the Fund’s disclosure to specify the types of derivatives the Fund will invest in and has enhanced corresponding risk disclosure.

Comment 26:	Please review the subsection entitled “Investment Glossary – Investment Terms” and revise it to include only terms relating to the Fund’s investments and related risks (e.g., certain types of equity securities, such as convertible preferred stock and preferred stock, and privately placed and restricted securities). Investors may find it confusing to see terms in the Investment Glossary that are not part of the Fund’s strategies or risks.

Response 26:	The Registrant has revised the above-referenced subsection to the extent applicable.

Comment 27:	In the subsection entitled “Investment Glossary – Investment Terms – Diversification,” please enhance the description of the Fund’s diversification policy or delete the disclosure altogether.

Response 27:	The Registrant has deleted the above-referenced subsection.

Comment 28:	In the subsection entitled “Investment Glossary – Investment Terms – Market cap ranges,” the market cap ranges refer to Russell indices but the benchmark for the Fund is the MSCI All Country World ex USA Index (net). Please review this inconsistency and revise the disclosure as appropriate. Please also update the reconstitution dates.

Response 28:	The Registrant has deleted the disclosure with respect to the market capitalization ranges of the Russell indices.

Comment 29:	In the subsection entitled “Investment Glossary – Investment Risks,” please specifically tailor the disclosure in “Derivatives Risk” to how the Fund is managed.

Response 29:	The requested change has been made.

Comment 30:	Instruction 1 to Item 10(a) of Form N-1A requires a fund to disclose the dates of service for all advisers, including subadvisers, if they were changed during the fiscal year. Please revise the disclosure in the section entitled “Management” accordingly.

Response 30:	The requested change has been made.

Comment 31:	In the seventh paragraph of the subsection entitled “Management – Investment Subadviser,” please state whether the exemptive order includes aggregate fee disclosure. If so, is the aggregate fee disclosure related to unaffiliated and/or wholly-owned subadvisers? Please revise accordingly.

Response 31:	The Registrant respectfully declines to make the requested change, as the exemptive order does not include aggregate fee disclosure relief.

Comment 32:	In the subsection entitled “Management – Additional Information About Fund Expenses – Commission Recapture Program,” please supplementally describe the commission recapture program to the Staff and explain why it would not be included in the Fees and Expenses table.

Response 32:	As disclosed in the SAI, “the Fund may participate in a commission recapture arrangement, provided the [p]ortfolio
[m]anager can still obtain the best price and execution for trades. . . As long as the trader executing the transaction for the Fund indicates that it is a directed brokerage transaction, the Fund will get a percentage of commissions paid on either domestic trades or international trades credited back to the Fund. The brokerage of one fund will not be used to help pay the expenses of any other fund. VALIC will continue to waive its fees or reimburse expenses for any fund for which it has agreed to do so. All expenses paid through the commission recapture arrangement will be over and above such waivers and/or reimbursements, so that VALIC will not receive any direct or indirect economic benefit from the commission recapture arrangement.”

The Registrant submits that it has not included commission recapture program information in the Fees and Expenses table as it is neither required nor permitted to be disclosed by Form N-1A.

Comment 33:	In the subsection entitled “Management – Additional Information About Fund Expenses – Expense Limitations,” the second paragraph states the following: “Total Annual Fund Operating Expenses of the Fund do not exceed 1.01%.” The Staff notes that the line item entitled “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” in the Fees and Expenses table shows the Fund’s expenses are 0.90%. Please clarify the disclosure in this subsection. Is it gross or net and what does the number represent?

Response 33:	The Registrant has clarified the disclosure.

SAI

Comment 34:	Please revise the disclosure responsive to Items 17 through 20 of Form N-1A to reflect those dates specified by Form N-1A instructions (e.g., calendar year or fiscal year).

Response 34:	The requested changes have been made.

Comment 35:	In the subsections entitled “Investment Restrictions – Fundamental Investment Restrictions – Borrowing” and “Investment Restrictions – Fundamental Investment Restrictions – Issuance of Senior Securities,” please explain the meaning of the 1940 Act requirements in narrative disclosure.

Response 35:	The Registrant intends to comply with formal SEC guidance with respect to policies regarding borrowing money and the issuance of senior securities. The Registrant considers the Fund’s policies regarding borrowing and the issuance of senior securities to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act and the Registrant notes its interest in keeping the Fund’s notations to its fundamental investment policies consistent with those of other series within the Registrant. Therefore, the Registrant declines to make the requested change. Nevertheless, the Registrant will consider making the requested changes in a future filing.

Comment 36:	The subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Illiquid Securities” states in relevant part: “but excluding variable amount master demand notes.” Please supplementally explain to the Staff why these are being carved out of illiquid securities.

Response 36:	Despite the absence of an active secondary market for variable amount master demand notes, the Registrant has carved these securities out of illiquid securities due to their demand feature, which makes the notes redeemable at face value, plus accrued interest, at any time.

Comment 37:	With regard to the subsection entitled “Investment Restrictions – Non-Fundamental Investment Restrictions – Investment Companies,” the Staff notes that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining compliance with their own concentration policies. Please include narrative disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policies.

Response 37:	The Registrant intends to comply with formal SEC guidance with respect to industry concentration policies. The Registrant considers the Fund’s concentration policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act and the Registrant notes its interest in keeping the Fund’s notations to its fundamental and non-fundamental investment policies consistent with those of other series within the Registrant. Therefore, the Registrant declines to make the requested change; however, it notes that, for concentration purposes, the Fund will consider, to the extent practicable, the portfolio holdings of its underlying investment companies to assess its industry concentration.

Comment 38:	The subsection entitled “Investment Restrictions – Operating Policies – Asset-Backed Securities” states that “[t]he Fund will only invest in fixed income asset-backed securities rated, at the time of purchase, in the same quality range as its other permissible investments.” The Staff notes that this sentence is open-ended. Please clarify, as the Staff does not know of any stated policy on quality range of investments for any type of fixed income or debt security.

Response 38:	The Registrant has deleted the above-referenced operating policy with respect to the Fund, as the Fund does not invest in asset-backed securities.

Comment 39:	The second sentence of the sixth paragraph in the subsection entitled “Investment Practices – Mortgage Pass-Through Securities” states the following: “In the case of privately issued mortgage-related securities, the Fund takes the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” The Staff’s position is that all securities, other than government securities, are part of an industry or group of industries. Please delete this sentence.

Response 39:	The requested change has been made.

Comment 40:	Please confirm in disclosure that the investment advisory fees paid by the Fund to VALIC and shown in the section entitled “Investment Adviser” represent gross fees and not advisory fees after waivers. If the fees do represent investment advisory fees after waivers, please revise the disclosure to show gross investment advisory fees and net investment advisory fees or amounts representing the amounts waived for the past three fiscal years. See
Item 19(a)(3)(i)-(ii) of Form N-1A. In addition, we read Item 19(a)(3) of Form N-1A to require the disclosure of the subadvisory fees for each subadviser of the Fund for the last three years, the dollar amount and method, and any credits and expense limitations. We note that there are two types of aggregate fee disclosure. The first type is for unaffiliated subadvisers and the second type is for wholly-owned subadvisers. With respect to the first type, please disclose the aggregate dollar amount paid to the adviser and the affiliated subadvisers and the aggregate dollar amount paid to the unaffiliated subadvisers and the method of calculation for the affiliated subadvisers. With respect to the second type, please disclose aggregate fees paid to the adviser and the wholly-owned subadvisers, aggregate fees paid to the unaffiliated subadvisers and the fees paid to each affiliated subadviser other than a wholly-owned subadviser. Please revise the disclosure, as appropriate.

Response 40:	The Registrant confirms that the investment advisory fees paid by the Fund to VALIC and shown as amounts in the above-referenced section represent gross fees. The Registrant has revised the disclosure to clarify that these amounts are gross fees. In addition, the Registrant has revised the disclosure to show the aggregate dollar amount paid to the Fund’s unaffiliated subadvisers.

Comment 41:	In the subsection entitled “Investment Adviser – Code of Ethics,” please specify whether the Code of Ethics of each of VC I, VALIC and the subadviser was adopted pursuant to Rule 17j-1 under the 1940 Act.

Response 41:	The requested change has been made.

We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * * * * *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8037.

Very truly yours,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Edward Gizzi, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP